1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; NYSE American: ITRG
June 21, 2024	www.integraresources.com

INTEGRA REPORTS VOTING RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to report the voting results from its Annual General Meeting of Shareholders held on June 21, 2024 (the "AGM").  A total of 41,654,580 common shares have been voted, representing 47.09% of the Company's outstanding shares. The matters voted as part of the AGM are described below.

Integra will be hosting a webinar on Tuesday, June 25, 2024 at 10:00am PDT / 1:00pm EDT to provide a mid-year update on the Company's activities. The webinar will feature a presentation by Integra's President, CEO & Director, Jason Kosec, following by a live Q&A session. Participants can register using the following link: https://us02web.zoom.us/webinar/register/WN_zRps5c0ESPGJME0u_nAmVw

AGM Voting Results

1. Number of Directors: Setting the number of directors at nine was approved.

	For %	Against %
To Set the Number of Directors at Nine	99.89%	0.11%

2. Election of Directors: The following individuals were elected as directors for the ensuing year: George Salamis, Jason Kosec, Stephen de Jong, Timo Jauristo, Anna Ladd-Kruger, C.L. "Butch" Otter, Carolyn Clark Loder, Sara Heston, and Eric Tremblay.  The following is a summary of the voting results for the Company's nine directors:

Nominees	For %	Withheld %
George Salamis	99.88%	0.12%
Jason Kosec	99.89%	0.11%
Stephen de Jong	99.90%	0.10%
Timo Jauristo	99.90%	0.10%
Anna Ladd-Kruger	99.90%	0.10%
C.L. "Butch" Otter	99.90%	0.10%
Carolyn Clark Loder	99.90%	0.10%
Sara Heston	99.90%	0.10%
Eric Tremblay	99.90%	0.10%

3. Appointment of MNP LLP as Auditors of the Company: MNP LLP, Chartered Professional Accountants, were appointed as auditors of the Company at a remuneration to be fixed by the directors.

	For %	Withheld %
Appointment of MNP LLP as Auditors of the Company	99.99%	0.01%

4. Approval of the Amended and Restated Equity Incentive Plan: The Company's Amended and Restated Equity Incentive Plan (the "Amended Plan") was approved by disinterested shareholders.

	For %	Against %
Approval of the Amended and Restated Equity Incentive Plan	99.78%	0.22%

The Amended Plan is a "rolling" plan, pursuant to which the aggregate number of common shares to be issued under the plan shall not exceed 10% of the Company's issued and outstanding common shares. The Amended Plan increases the number of restricted share units reserved for issuance to 4,000,000 and the number of deferred share units reserved for issuance to 3,000,000. Please see the Company's Management Information Circular dated May 2, 2024 for further information on the Company's Amended Plan.

Upcoming Investor Webinar

Integra will participate in a webinar hosted by Adelaide Capital at 10:00am PDT / 1:00pm EDT on Tuesday, June 25th. The webinar will feature a presentation from Integra's President, CEO & Director Jason Kosec, followed by a live Q&A session. Participants can register using the following link: https://us02web.zoom.us/webinar/register/WN_zRps5c0ESPGJME0u_nAmVw

There will be a livestream of the webinar on Adelaide Capital's YouTube channel where a replay will be posted afterwards: https://www.youtube.com/channel/UC7Jpt_DWjF1qSCzfKlpLMWw

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its two flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project, comprised of the Wildcat and Mountain View deposits, located in northwestern Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; magnitude or quality of mineral deposits; the anticipated advancement of the Company's mineral properties and project portfolios; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 28, 2024 for the fiscal year ended December 31, 2023.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.